July 26, 2013

United States Securities and Exchange Commission

Washington D.C. 20549

Division of Corporation Finance

Attn: Edwin Kim, Esq.

Re:	MGT Capital Investments, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

File No. 001-32698

Dear Mr. Kim:

We are writing on behalf of the Company in response to your comment letter of July 19, 2013. The numbering of the responses below corresponds to the numbering in the comment letter.

1.           In response to this comment and comment No. 3, we have chosen to separate the proposal relating to the approval of the issuance of shares in the exchange of warrants from the proposal relating to the approval of the issuance of the shares in connection with the modification of the warrant which clarifies the respective proposals and enables shareholders to make an informed decision regarding the proposals. We have described the NYSE Rule that requires the stockholder vote. We have identified the percentage of shares that would be represented by the issuances.

2.           We have revised the disclosure to describe the modifications to the warrants and provided an explanation as to how these modifications resulted in the ability to treat the warrants as equity for financial purposes and quantified the impact of the change in accounting treatment.

3.           As set forth in response No. 1, we have decided to make the approval of the issuance of shares related to the modification of the warrants a separate letter.

4.           We have revised the descriptions of the proposed transactions to provide the disclosure required by Items 12 and 13(a) of Schedule 14A. In conjunction with the filing of the Definitive Proxy Statement, we will send our stockholders a Notice of Internet Availability of Proxy Materials, which contains instructions on how to access our Proxy Statement and Annual Report on 10-K, 10-K(A) and 10-Q for the quarters ended March 31, 2013 and June 30, 2013 and how to vote online. We believe that by providing stockholders with the Company’s 10-K and 10-K(A) filed on May 31, 2013, which describes the warrant modification in the Explanatory Note, we will satisfy the Item 13 financial information obligation. We also note that our 10-Q for the quarter ended June 30, 2013 will have been filed with the Commission more than a month prior to the meeting date. This 10-Q will show the treatment of the warrants as equity rather than a derivative.

We believe that the filing and this response letter responds to the comments raised in your comment letter. Once given clearance, the Company would like to file the definitive proxy statement as soon as possible.

Sincerely,

/s/ Arthur S. Marcus

Arthur S. Marcus, Esq.